April 15, 2020

Sonny Oh Senior Counsel
Disclosure Review Office
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

RE:	Allstate Life Insurance Company: MVA Account Option under Certain Variable Annuity Contracts
Initial Registration Statement on Form S-1 File No. 333-236836

Dear Mr. Oh:

This letter is being submitted in response to the comments set forth in your letter dated April 6, 2020, with respect to the above-referenced initial registration statement on Form S-1.

For your convenience, we have set forth the comments, followed by our response in bold typeface.

1.	General

a.
Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: The Company is solely responsible for any benefits and features associated with the Contract.

b.	It appears the registration statement is serving as a combined prospectus under Rule 429 under the Securities Act that relates to File No. 333-220835 and
333-220836 filed on October 5, 2017 ("Prior Filings"). Therefore, please provide the disclosure required by Rule 429, (i.e., upon effectiveness, the registration statement, will also act as post-effective amendments to the Prior Filings).

Response: We have updated the Form S-1 to add the disclosure required by Rule 429 under the Securities Act.

c.
Significant market events have occurred since this registration statement was filed as a result of the COVID-19 pandemic. Please consider whether the Company’s disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets of the index that the Company is using to calculate the Company’s obligations under the contract. Further, given that the Company’s obligations under the contract are subject to the financial strength and claims-paying ability of the Company, please consider whether this disclosure should be revised based on how these events could affect the Company’s financial strength and claims-paying ability. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The Company has added revised disclosures as a result of the COVID-19 pandemic under Item 3, Risk Factors.

2.	Front Cover Page

a.
In the first paragraph following the date of the prospectus, please add the names of the Advisor – STI and Advisor Preferred – STI contracts and also distinguish between those contracts that have not been offered for sale and those that will no longer be offered for sale as of the prospectus date.

Response: We have updated the prospectus cover page to add the names of the Advisor – STI and Advisor Preferred – STI contracts and have indicated that none of the contracts currently are being offered for new sales.

b.	Provide the name of the underwriter and disclose nature of the underwriting arrangement and provide the "subject to completion" legend. Respectively, Items 501(b)(8) and (10) of Reg S-K.

Response: We have updated the prospectus to provide the names of the underwriters, disclose the nature of the underwriting arrangements, and add the “subject to completion” legend.

c.	Although incorporation by reference for Item 3 is permissible, please provide a highlighted incorporation by ref to "Risk Factors" in the front cover page as prescribed by Item 501(b)(5) of Reg S-K.

Response: We have updated the prospectus to add a highlighted cross-reference to the risk factors and the page on which they appear in the prospectus.

3.	Table of Contents

a.	Again, although incorporation by reference for Item 3 is permissible, Item 502(a) of Reg S-K does require that the table of contents include "Risk Factors" required by Item 105 of Reg S-K.

Response: We have added “Risk Factors” to the table of contents.

b.	Please address, as applicable, the disclosure required by Item 502(b) regarding dealer prospectus delivery requirements.

Response: The Company does not believe this disclosure regarding dealer prospectus delivery requirements is required because: 1) under Section 4(a)(3) of the Securities Act, a dealer need not deliver a prospectus with respect to transactions in a security occurring 40 or more days after the effective date of a registration statement with respect to such security, and the MVA Account Options have been continuously registered for many years; and 2) pursuant to Rule 174(b) of the Securities Act, a dealer need not deliver a prospectus if the issuer is subject to the reporting requirements of the Securities Exchange Act immediately prior to the time of filing of the registration statement.

c.	Please add appendix for additional Company info as required by Form S-1 following MVA examples, toward end of the prospectus and consider adding a descriptive heading for the appendix.

Response: We have added “Appendix II – Information with Respect to the Registrant” to the table of contents and to the prospectus following the MVA examples.

d.	The Important Terms section beginning on page 4 includes a definition of a “Credit Enhancement,” but the term only appears in the last paragraph on page
6. Please delete the term or confirm the term has been incorporated everywhere necessary in the prospectus.

Response: We have deleted the term “Credit Enhancement” from the Important Terms section of the prospectus.

e.	Please include a summary pursuant to Item 3 of Form S-1.

Response: Item 503 of Regulation S-K requires a prospectus summary only where the length or complexity of the prospectus makes a summary useful. In our view, a summary is not needed in this prospectus because it is only 12 pages long, and therefore is not sufficiently long or complex to make a summary useful.

4.	Who Is Allstate Life Insurance Company? (page 4)

a.	Please provide a cross-reference to the appendix for additional Company information as required by Form S-1, following MVA examples toward end of the prospectus.

Response: We have updated the prospectus to provide a cross reference to Appendix II: Information with Respect to the Registrant.

b.	Please disclose that the registrant’s obligations under the Contract are subject to the financial strength and claims paying ability of the registrant.

Response: We have updated the prospectus to disclose that the registrant’s obligations under the Contracts are subject to the financial strength and claims paying ability of the registrant.

5.	Description of the MVA Account Option (page 5)

a.	Please begin this section with a plain English overview of the MVA Account Option.

Response: We have updated the prospectus to provide a plain English overview of the MVA Account Option.

b.	Please revise the reference to Appendix B in the third to last paragraph of this section.

Response: We have updated the prospectus to change the reference to “Appendix B” to “Appendix I.”

c.
In the first paragraph on page 7, please clarify supplementally whether the reference to a 4.5% Treasury Rate is representative of rates actually offered over the last few years and, if not, why it’s not misleading to use it here.

Response: We have updated the prospectus to clarify that the hypothetical interest rate in the example is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. We have also added a disclosure that actual interest rates declared for any given Guarantee Period may be more or less than shown in the example, and in recent years they generally have been lower in a generally low interest rate environment.

d.
In the second to last paragraph of this section, before the bullet points, please disclose the number of days before the expiration date that notice will be given. For example, in the Custom Annuity, you disclosed it was 21 days.

Response: We have updated the prospectus to reflect that we provide 30 days’ notice prior to the expiration date.

6.	Distribution of the Contracts (page 8)

With respect to Item 508 Plan of Distribution of Reg S-K, please also address the disclosure required by Item 508 (e), (f), (g), and (h).

Response: Item 508(e) calls for the nature of compensation and amount of discounts and commissions to be paid to the underwriter for each security and in total. We do not pay any compensation specifically with respect to the MVA option, so this item is inapplicable. Item 508(f) calls for information about the underwriter’s right to appoint a member of ALIC’s board of directors. There are no such rights, so this item is inapplicable. Item 508(g) calls for a brief description of any obligations of the Company to indemnify the underwriters. We have updated the prospectus to disclose the Company’s obligations under the applicable underwriting agreements to indemnify the underwriters. Item 508(h) calls for discounts and commissions to be paid to dealers. We do not pay any compensation to dealers specifically with respect to the MVA option, so this item is inapplicable. We have included a reference to the VA prospectus for a description of the distribution arrangements for the Contracts under which the MVA Account Options are offered.

7.	Reliance on Rule 12h-7 (page 8)

Please revise the last sentence to be compliant with Form S-1 requirements for use of incorporation by reference.

Response: We have revised this sentence as requested.

8.	Legal Matters (page 9)

Legal opinion needs to specifically address the MVA Option, not variable annuity.

Response: We have updated the legal opinion to specifically address the MVA Option.

9.	Annual Reports and Other Documents (page 9)

Please provide file numbers for documents incorporated by reference. Please also provide all disclosure in the first paragraph required by Item 12(a)(2) of Form S-1, and you may delete the third and second to last sentences of the paragraph.

Response: We have added SEC File No. 000-31248 to the sections incorporated by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020. In addition, we added the required disclosure pursuant to
Item 12(a)(2) of Form S-1 and deleted the third and second to last sentences of the second paragraph as noted above.

10.	Market Value Adjustment (example)

Please revise for a clearer explanation of “for the week preceding” in defining “I” and “J” and what .9 represents, and reconcile the reference to “denominator” in the second to last paragraph of the page.

Please also specify what “N” stands for and if N is less than 365 days (i.e., example reflects more specificity) and briefly explain why .0025 is added.

Response: In our view, the existing disclosure adequately describes the MVA formula and is consistent with disclosure that issuers of annuities with MVA features have made over the years. In addition, as discussed, these contracts are no longer available for new sales and we are concerned that changing this disclosure might be confusing to existing Contract owners, as it may raise unwarranted concerns that the disclosure changes reflect changes in the MVA Account Option. Accordingly, and based on our discussions with the Staff on April 8 and April 13, 2020, we have not revised this disclosure.

11.	Appendix for Additional Disclosure Required by Form S-1

a.	Item 3

Please provide file number for documents incorporated by reference.

Response: We have added SEC File No. 000-31248 to the sections incorporated by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020.

b.	Item 11(e)

For Item 11(e), the prospectus incorporates by reference to the Company's Form 10-K, Part II, Item 8. However, Item 8 of Form 10-K asks to furnish financial statements meeting the requirements of Regulation S-X (Section 210 of this chapter), except Section 210.3-05 and Article 11 thereof.
In contrast, Item 11(e) of Form S-1 requires financial information required by Rule 3-05 and Article 11 of Regulation S-X.
Please provide accordingly.
Response: The information concerning acquisitions required by Rule 3- 05 of Regulation S-X and pro forma financial statements required by Article 11 of Regulation S-X are not applicable because there were no acquisitions by Allstate Life Insurance Company. Supplementary information required by Item 302 of Regulation S-K is disclosed in response to Item 11(g) of the Form S-1.

a.	Item 11(i)

For Item 11(i), the prospectus incorporates by reference to the Company's Form 10-K, Part II, Item 9. However, Item 9 of Form 10-K asks to furnish the information required by Item 304(b) of Reg S-K.
In contrast, Item 11(i) of Form S-1 requires the information required by Item 304 of Reg S-K.
Please provide accordingly.
Response: Neither Item 304(a) nor Item 304(b) regarding changes in and disagreements with accountants on accounting and financial disclosure are applicable since there were no changes or disagreements with our independent registered public accountant.Item 11(k)

Please break out identification by directors and then executive officers, and revise applicable disclosure to better explain how each director and executive officer's experience, attributes, and skills caused management to select them.

Response: We have updated the Form S-1 to break out the identification by directors first and then executive officers. In addition, we have revised the disclosure to better explain how each director and executive officer’s experience, attributes, and skills caused management to select them.

b.	Item 11(m)

i.
For the Security Ownership of Certain Beneficial Owners table, please provide the most recent practicable date for the table and also revise its disclosure to clarify the basis for listing the beneficial ownership by Allstate Insurance Holdings, LLC and The Allstate Corporation.

Response: We have updated the beneficial ownership table to reflect common shares beneficially owned as of April 1, 2020. We also have revised the disclosure to reflect that both Allstate Insurance Holdings, LLC and The Allstate Corporation are parents of Allstate Insurance Company, and as such, they have indirect voting and investment power of Allstate Life Insurance Company shares owned by Allstate Insurance Company.

ii.
For the Security Ownership of Directors and Executive Officers please clarify whether “Allstate” is a parent or subsidiary and revise the table to be “in substantially the tabular form indicated” in Item 403(b) of Reg S-K including use of captions such as “Title of Class” and “Percent of Class.”

Response: We have updated the Form S-1 to clarify that “Allstate” refers to The Allstate Corporation, the ultimate parent of Allstate Life Insurance Company. We have also revised the stock ownership table to add a “Percent of Class” column. As indicated in Columns (a) and (b), the security in question is common stock of The Allstate Corporation.

c.	Item 11(n)

iii.	Please confirm that footnote 1 to the table is true regardless of the actual dollar amount of interest in the transaction.

Response: We confirm that Footnote 1 to the table is true regardless of the actual dollar amount of interest in the transaction. Where a related person does not have an interest in an agreement, we have noted that as “N/A.”

iv.	In the “Policies and Procedures …” section that follows, please clearly disclose whether the process is in writing. Item 404(b)(iv) of Reg S-K.

Response: We revised this disclosure as follows: “This process is documented in writing in an internal procedure that captures the review and approval process of all intercompany agreements.”

v.	Please expand on the statement made under “Director Independence” to better explain the assertion that Allstate Life directors are not subject to director independence requirements.

Response: We expanded on the statement under “Director Independence” to better explain the assertion that the directors of Allstate Life Insurance Company are not subject to director independence requirements as follows: “Under Illinois Law, Allstate Life is not required to have independent directors.”

12.	Item 16 Exhibits

a.
Exhibit 24 for the Powers of Attorney needs to be revised to correctly refer to the MVA Account Option associated with each variable annuity contract already identified in the document (for File No. 333-236836).

Response: We have updated Exhibit 24 to refer to the MVA Account Option associated with each variable annuity.

b.	Please include Exhibit 99(a) in all other contemporaneously filed Form S-1s.

Response: We have included the Merger Agreement filed Exhibit 99(a) in all of our other contemporaneously filed Form S-1s.

c.	Replace the “Filed herewith” in Exhibit 16(a)(99)(b) with “None” as exhibit disclosure has already been added to prospectus under caption, "Experts."

Response: We have updated the Form S-1 to reflect this change.

d.	Please account for exhibit 14 and exhibit 101 Interactive Data file.

Response: We have updated the Form S-1 to incorporate Exhibit 101 Interactive Data File by reference to Allstate Life Insurance Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020. We have not added Exhibit 14, as Regulation S-K Item 601(a) does not require it for Form S-1.

Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Company confirms that all required exhibits or other required disclosure will be filed by pre-effective amendment to the registration statement.

I trust that these responses in this letter adequately address your comments. If you have any questions, you are welcome to call me at (847) 402-2759. Thank you for your attention to this filing.

Sincerely,

/s/ Efie Vainikos Efie Vainikos Senior Counsel